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                        ANNUAL STATEMENT AS TO COMPLIANCE


                              Officer's Certificate



I, Paul D. Payne, Executive Vice President and Chief Operating Officer of Mercedes-Benz Credit Corporation (MBCC), a Delaware corporation, in its capacity as Servicer of the receivables under the Pooling and Servicing Agreement ("the Agreement") among Daimler-Benz Vehicle Receivables Corporation and Citibank N.A., as trustee, dated October 1, 1997, hereby certify as follows:

(a) a review of the activities of MBCC, the Servicer under the Agreement, for the period January 1, 1998 through December 31, 1998 and of the performance of its obligations under the Agreement has been made under my supervision; and

(b) to the best of my knowledge, based upon such review, the Servicer has fulfilled all its obligations under the Agreement throughout such period.


Dated: March 9, 1999


/s/ Paul D. Payne
-----------------------------


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